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                                                               EXHIBIT 11


          FARAH INCORPORATED AND SUBSIDIARIES

 STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE


   Income per share is based on weighted average shares of common stock and common stock equivalents outstanding. Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the from the Company's convertible subordinated debentures, which are not common stock equivalents, is not material.